United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

May 6, 2021

Date of Report (Date of earliest event reported)

LifeSci Acquisition II Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39727	84-4278203
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

250 W. 55th St., #3401 New York, NY	10019
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (646) 889-1200

N/A

 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Shares of Common Stock, $0.0001 par value	LSAQ	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On May 6, 2021, LifeSci Acquisition II Corp., a Delaware corporation (“LSAQ”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among LSAQ, LifeSci Acquisition II Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of LSAQ (“Merger Sub”), and Science 37, Inc., a Delaware corporation (“Science 37”). Pursuant to the terms of the Merger Agreement, a business combination between LSAQ and Science 37 will be effected through the merger of Merger Sub with and into Science 37, with Science 37 surviving the merger as a wholly-owned subsidiary of LSAQ (the “Merger”). The Board of Directors of LSAQ (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the stockholders of LSAQ.

Treatment of Science 37 Securities

Preferred Stock. Immediately prior to the effective time of the Merger (the “Effective Time”) and subject to the consent of the holders of a majority of the then outstanding shares of Science 37’s Series A, Series, B, Series C, Series D and Series D-1 preferred stock, par value $0.0001 per share (collectively, the “Science 37 Preferred Stock”), voting together as a single class on an as-converted basis, each issued and outstanding share of Science 37 Preferred Stock will be converted into shares of the common stock, par value $0.0001 per share, of Science 37 (the “Science 37 Common Stock”) at the then-applicable conversion rates (the “Science 37 Preferred Stock Conversion”).

Warrants. At the Effective Time, each outstanding and unexercised warrant to purchase shares of Science 37 capital stock (“Science 37 Warrant”) that is outstanding and unexercised immediately prior to the Effective Time will be converted into a warrant exercisable to receive common stock, par value $0.0001 per share, of LSAQ (the “LSAQ Common Stock”), in accordance with its terms. From and after the Effective Time: (i) each Science 37 Warrant assumed by LSAQ may be exercised solely for shares of LSAQ Common Stock; (ii) the number of shares of LSAQ Common Stock subject to each Science 37 Warrant assumed by LSAQ will be determined by multiplying (A) the number of shares of Science 37 Common Stock, or the number of shares of Science 37 Common Stock issuable upon exercise of the Science 37 Warrant that were subject to such Science 37 Warrant immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number up to the nearest whole number of shares of LSAQ Common Stock; (iii) the per share exercise price for LSAQ Common Stock issuable upon exercise of each Science 37 Warrant assumed by LSAQ will be determined by dividing the per share exercise price of Science 37 Common Stock subject to the Science 37 Warrant, as in effect immediately prior to the Effective Time, by the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on any Science 37 Warrant assumed by LSAQ will continue in full force and effect and the terms and other provisions of such Science 37 Warrant will otherwise remain unchanged. The Exchange Ratio is defined in the Merger Agreement to be the quotient of (i) the Aggregate Merger Consideration (as defined in the Merger Agreement) divided by (ii) the number of shares of Science 37’s Fully Diluted Capital Stock (as defined in the Merger Agreement).

Common Stock. At the Effective Time, following the Company Preferred Stock Conversion, each share of Science 37 Common Stock (including shares of Science 37 Common Stock outstanding as a result of the Science 37 Preferred Stock Conversion, but excluding shares the holders of which perfect rights of appraisal under Delaware law) will be converted into the right to receive such number of shares of LSAQ Common Stock equal to the Exchange Ratio (subject to rounding mechanisms as described in the Merger Agreement) and a number of Earn-Out Shares (as defined below).

Stock Options. At the Effective Time, each outstanding option to purchase shares of Science 37 Common Stock, whether or not then vested and exercisable, will be converted automatically (and without any required action on the part of such holder of outstanding option) into an option to purchase shares of LSAQ Common Stock equal to the number of shares subject to such option prior to the Effective Time multiplied by the Exchange Ratio, with the per share exercise price equal to the exercise price prior to the Effective Time divided by the Exchange Ratio.

Earn-Out Shares. Following the closing of the merger, former holders of shares of Science 37 Common Stock (including shares received as a result of the Science 37 Preferred Stock conversion) and former holders of Science 37 stock options will be entitled to receive their pro rata share of up to 12,500,000 additional shares of LSAQ Common Stock (the “Earn-Out Shares”) if, within a three-year period following the signing date of the Merger Agreement, the closing share price of the LSAQ Common Stock equals or exceeds any of two thresholds over any 20 trading days within a 30-day trading period (each, a “Triggering Event”) and, in respect of a former holder of Science 37 stock options, the holder continues to provide services to LSAQ or one of its subsidiaries at the time of such Triggering Event.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things, (i) entity organization, good standing and qualification, (ii) capital structure, (iii) corporate authorization to enter into the Merger Agreement, (iv) compliance with laws and permits, (v) taxes, (vi) financial statements and internal controls, (vii) real and personal property, (viii) material contracts, (ix) environmental matters, (x) absence of changes, (xi) employee matters, (xii) litigation, and (xiii) brokers and finders.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, covenants providing for LSAQ and Science 37 to use reasonable best efforts to cooperate in the preparation of the Registration Statement and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of their respective stockholders including, in the case of LSAQ, approvals of the second amended and restated certificate of incorporation of the surviving corporation of the Merger, the share issuance under Nasdaq rules and the omnibus equity incentive plan. LSAQ has also agreed to include in the Proxy Statement the recommendation of its board that stockholders approve all of the proposals to be presented at the special meeting.

LSAQ Omnibus Incentive Plan

LSAQ has agreed that, prior to the Effective Time, it will approve and adopt an omnibus incentive plan (the “Incentive Plan”) and employee stock purchase plan (the “ESPP”), in each case to be effective as of the Closing. The Incentive Plan will provide for an initial aggregate share reserve equal to 8.00% of the number of shares of LSAQ Common Stock on a fully diluted basis at the Closing, plus (i) the aggregate number of Earn-Out Shares issuable to Science 37 holders that are eligible to be registered on a Form S-8 Registration Statement, plus (ii) an automatic increase on the first day of each calendar year equal to 5% of the outstanding shares of LSAQ Common Stock as of the last day of the immediately preceding calendar year. The ESPP will provide for an initial aggregate share reserve equal to 3.00% of the number of shares of LSAQ Common Stock on a fully diluted basis at the Closing, plus an automatic increase on the first day of each calendar year equal to 1% of the outstanding shares of LSAQ Common Stock as of the last day of the immediately preceding calendar year. Subject to approval of the Incentive Plan and the ESPP by the LSAQ’s stockholders, LSAQ has agreed to file an effective Form S-8 Registration Statement with the Securities and Exchange Commission (the "SEC") as soon as practicable following the Effective Time with respect to the shares of LSAQ Common Stock issuable under the Incentive Plan and ESPP.

Non-Solicitation Restrictions

Each of LSAQ and Science 37 has agreed that from the date of the Merger Agreement to the Effective Time or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate any negotiations with any party, or provide non-public information or data concerning it or its subsidiaries to any party relating to an Acquisition Proposal or Alternative Transaction (as such terms are defined in the Merger Agreement) or enter into any agreement relating to such a proposal. Each of LSAQ and Science 37 has also agreed to use its reasonable best efforts to prevent any of its representatives from doing the same.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) receipt of the LSAQ stockholder approval and Science 37 stockholder approval, (ii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the receipt of all other approvals from governmental entities, (iii) the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions, (iv) the effectiveness of the Registration Statement under the Securities Act, (v) LSAQ having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), (vi) solely with respect to LSAQ, the representations and warranties of Science 37 being true and correct to applicable standards applicable and each of the covenants of Science 37 having been performed or complied with in all material respects and (vii) solely with respect to Science 37, (A) the representations and warranties of LSAQ being true and correct to applicable standards applicable and each of the covenants of LSAQ having been performed or complied with in all material respects (B) the receipt of the approval for listing by Nasdaq of the shares of LSAQ Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement, (C) the effective resignations of certain directors and executive officers of LSAQ, (D) the amount of Closing Parent Cash (as defined in the Merger Agreement) being equal to or exceeding $200 million and (E) the formation of a non-profit organization to promote diversity in clinical research and to enable the combined company to access diverse investigators and patients for clinical research, and other charitable efforts consistent with that mission.

Termination

The Merger Agreement may be terminated at any time prior to the Effective Time as follows:

(i) by mutual written consent of LSAQ and Science 37;

(ii) by either LSAQ or Science 37 if the other party has breached its representations, warranties, covenants or agreements in the Merger Agreement such that the conditions to closing cannot be satisfied and such breach cannot be cured within certain specified time periods, provided that the party seeking to breach is not itself in breach of the Merger Agreement;

(iii) by either LSAQ or Science 37 if the transactions are not consummated by 5:00 p.m. (New York Time) on or before November 6, 2021; provided that, the failure to consummate the transaction by that date is not due to a material breach by the party seeking to terminate and which such breach is the proximate cause for the conditions to close not being satisfied;

(iv) by either LSAQ or Science 37 if a governmental entity will have issued a law or final, non-appealable governmental order, rule or regulation permanently enjoining or prohibiting the consummation of the Merger, provided that, the party seeking to terminate cannot have breached its obligations under the Merger Agreement and such breach has proximately contributed to the governmental action;

(v) by either LSAQ or Science 37 if the LSAQ stockholders do not approve the merger agreement at a meeting held for that purpose;

(vi) by written notice from LSAQ to Science 37 if the Science 37 stockholders do not approve the merger agreement; or

(vii) by written notice from Science 37 to LSAQ if the LSAQ board will have publicly withdrawn, modified or changed in an adverse manner its recommendation to vote in favor of the merger and other proposals.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about LSAQ, Science 37 or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more confidential disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about LSAQ, Science 37 or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that LSAQ makes publicly available in reports, statements and other documents filed with the SEC. LSAQ and Science 37 investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Support Agreements.

In connection with the execution of the Merger Agreement, LifeSci Holdings, LLC (the “Sponsor”) entered into a support agreement (the “Sponsor Support Agreement”) with LSAQ and Science 37 pursuant to which to which the Sponsor has agreed (i) to vote all shares of LSAQ Common Stock beneficially owned by it in favor of the Merger and related matters, (ii) to cooperate in the preparation of the surviving company’s periodic reports and other filings that may be made after the consummation of the Merger and (iii) to amend the agreement relating to the Sponsor’s warrants in LSAQ such that they shall represent the right to receive 3,146,453 shares of LSAQ Common Stock at the Effective Time.

In addition, in connection with the execution of the Merger Agreement, certain stockholders of Science 37 owning approximately 73.8% of the voting power of Science 37 entered into a support agreement (the “Science 37 Holders Support Agreement”) with LSAQ and Science 37 pursuant to which the stockholders agreed to vote all shares of Science 37 Common Stock beneficially owned by them in favor of the Merger and related matters.

Subscription Agreements/PIPE. In connection with the execution of the Merger Agreement, LSAQ entered into subscription agreements (collectively, the “Subscription Agreements”) with certain parties subscribing for shares of LSAQ Common Stock (the “Subscribers”) pursuant to which the Subscribers have agreed to purchase, and LSAQ has agreed to sell to the Subscribers, an aggregate of 20,000,000 shares of LSAQ Common Stock, for a purchase price of $10.00 per share and an aggregate purchase price of $200,000,000. The obligations to consummate the transactions contemplated by the Subscription Agreements are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Amended and Restated Registration Rights Agreement. In connection with the Closing, Science 37, LSAQ and certain stockholders of each of Science 37 and LSAQ who will receive shares of LSAQ Common Stock pursuant to the Merger Agreement, will enter into an amended and restated registration rights agreement (“Registration Rights Agreement”), which will become effective upon the consummation of the Merger.

Lock-up Agreement and Arrangements.

In connection with the the execution of the Merger Agreement, the Sponsor entered into a lock-up agreement (the “Sponsor Lock-Up Agreement”) with LSAQ, pursuant to which each agreed, subject to certain customary exceptions, not to:

(i)	lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any, any shares of LSAQ Common Stock or LSAQ Warrants held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;

(ii)	enter into transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Sponsor Lock-Up Agreement) with respect to any security of LSAQ;

until the date that is 180 calendar days after the consummation of the Business Combination; provided, however, that the restrictions set forth in the Sponsor Lock-up Agreement do not apply to (1) transfers or distributions to such stockholders current or former general or limited partners, managers or members, stockholders, other equityholders or other direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by operation of law; (3) the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of the shares so long as the plan does not provide for transfer of the shares during the 180 calendar day period; (4) gifts to a charitable organization; (5) transfers in connection with any bona fide mortgage, encumbrance or pledge to a financial institution in connection with any bona fide loan or debt trans-action or enforcement thereunder; (6) transfers to LSAQ or Science 37; (7) transfers to (A) LSAQ’s or Science 37’s officers or directors or (B) any affiliates or family members of LSAQ’s or Science 37’s officers or directors; (8) the exercise of stock options or warrants to purchase shares of LSAQ Common Stock or the vesting of stock awards of LSAQ Common Stock and any related transfer of shares of LSAQ Common Stock in connection therewith (A) deemed to occur upon the “cashless” or “net” exercise of such options or warrants or (B) for the purpose of paying the exercise price of such options or warrants or for paying taxes due as a result of the exercise of such options or warrants, the vesting of such options, warrants or stock awards, or as a result of the vesting of such shares of LSAQ Common Stock, or (9) transactions relating to shares of LSAQ Common Stock acquired in open market transactions, in each of clauses (1), (2), and (7), where the transferee agrees to be bound by the terms of the Sponsor Lock-Up Agreement. Notwithstanding the foregoing, if after consummation of the Business Combination, there is a “Change of Control” of LSAQ (as defined in the Sponsor Lock-up Agreement), all of the shares will be automatically released from the restrictions set forth therein.

In addition, in connection with the closing of the Merger, LSAQ will amend its current Bylaws so that current stockholders of Science 37 who will receive LSAQ Common Stock as a result of the Merger will be similarly restricted.

 Indemnification Agreements. At the Effective Time, LSAQ has agreed to enter into customary indemnification agreements, in form and substance reasonably acceptable to LSAQ and Science 37, with the individuals who will be nominated and, subject to stockholder approval, elected to LSAQ’s board of directors effective as of the Closing.

Director Nomination Agreement. Immediately prior to the Effective Time, LSAQ and certain stockholders of Science 37 will enter into a Director Nomination Agreement, pursuant to which each party will agree that the Board will initially consist of at least seven members, one of which will be appointed by LSAQ pursuant to the Merger Agreement, and the remainder of which will be appointed by Science 37. The initial Board will be comprised of the following: the director to be designated by LSAQ; the Chief Executive Officer of LSAQ following the Closing; John W. Hubbard as one member of the audit committee of the Board; one independent director to be designated by certain entities affiliated with Redmile Group, LLC; one independent director to be designated by certain affiliates of Lux Capital; one independent director to be designated by Pharmaceutical Product Development, LLC; and one independent director to be designated by dRx Capital AG. The Director Nomination Agreement will also provide, among other things, that from and after the Closing and until such time as it holds less than 10.0% of the issued and outstanding common stock of LSAQ, each of these LSAQ stockholders with rights of designation will be entitled to nominate one person for election as a director of the Board at the applicable meeting of the stockholders of LSAQ, and subject to the Board’s fiduciary duties, the Board will recommend these directors for stockholder approval.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, Sponsor Support Agreement, form of Science 37 Holders Support Agreement, form of Subscription Agreement, form of Amended and Restated Registration Rights Agreement and form of Sponsor Lock-up Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 10.4, and Exhibit 10.5, respectively, and the terms of which are incorporated by reference herein.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth above in Item 1.01 of this Report under the heading “Subscription Agreements/PIPE” is incorporated by reference herein. The shares of LSAQ Common Stock to be issued in connection with the Subscriptions and the transactions contemplated thereby will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On May 7, 2021, LSAQ and Science 37 issued a joint press release announcing the execution of the Merger Agreement. A copy of the press release is furnished hereto as Exhibit 99.1.

Furnished as Exhibits 99.2 and 99.3 hereto are the investor presentation that will be used by LSAQ and Science 37 in connection with the Merger and the script for the investor call.

The information in this Item 7.01 and Exhibits 99.1, 99.2 and 99.3, attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between LSAQ and Science 37. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. LSAQ intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of LSAQ, a consent solicitation statement of Science 37 and a prospectus of LSAQ. The proxy statement/consent solicitation statement/prospectus will be sent to all LSAQ and Science 37 stockholders. LSAQ also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of LSAQ and Science 37 are urged to read the registration statement, the proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/consent solicitation statement/prospectus and all other relevant documents filed or that will be filed with the SEC by LSAQ through the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Science 37 and LSAQ, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Science 37 and the markets in which it operates, and Science 37’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of LSAQ’s securities, (ii) the risk that the transaction may not be completed by LSAQ’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by LSAQ, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of LSAQ and Science 37, the satisfaction of the minimum trust account amount following redemptions by LSAQ’s public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on Science 37’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of Science 37 and potential difficulties in Science 37 employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against Science 37 or against LSAQ related to the agreement and plan of merger or the proposed transaction, (ix) the ability to maintain the listing of LSAQ’s securities on the NASDAQ, (x) the price of LSAQ’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Science 37 plans to operate, variations in performance across competitors, changes in laws and regulations affecting Science 37’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xii) the potential adverse effects of the ongoing global COVID-19 pandemic. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LSAQ’s Registration Statement on Form S-1, the registration statement on Form S-4 and proxy statement/prospectus described below and other documents filed by LSAQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Science 37 and LSAQ assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Science 37 nor LSAQ gives any assurance that either Science 37 or LSAQ will achieve its expectations.

Participants in Solicitation

LSAQ and Science 37 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LSAQ’s stockholders in connection with the proposed transaction. Information about LSAQ’s directors and executive officers and their ownership of LSAQ’s securities is set forth in LSAQ’s filings with the SEC, including LSAQ’s Registration Statement on Form S-1, which was filed with the SEC on October 14, 2020. To the extent that holdings of LSAQ’s securities have changed since the amounts printed in LSAQ’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Agreement and Plan of Merger dated as of May 6, 2021, by and among LifeSci Acquisition II Corp., LifeSci Acquisition II Merger Sub, Inc. and Science 37, Inc.
10.1	Sponsor Support Agreement dated as of May 6, 2021 by and among LifeSci Holdings LLC, Science 37, Inc. and LifeSci Acquisition II Corp.
10.2	Form of Science 37 Holders Support Agreement (included as Exhibit B to Exhibit 2.1 hereto)
10.3	Form of Subscription Agreement
10.4	Form of Amended and Restated Registration Rights Agreement (included as Exhibit C to Exhibit 2.1 hereto)
10.5	Form of Sponsor Lock-up Agreement (included as Exhibit F to Exhibit 2.1 hereto)
99.1	Press Release issued by LifeSci Acquisition II Corp. and Science 37, Inc. on May 7, 2021
99.2	Investor Presentation
99.3	Script for Investor Call

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). LSAQ agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 7, 2021

LIFESCI ACQUISITION II CORP.

By:	/s/ Andrew McDonald
Name:	Andrew McDonald
Title:	Chief Executive Officer

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